                                               FILED PURSUANT TO RULE 424(b)(3)
                                               REGISTRATION NO. 333-42624


                                PERFICIENT, INC.

                         169,901 SHARES OF COMMON STOCK

         Certain of our stockholders (the "Selling Stockholders") wish to sell shares of our common stock, $.001 par value, under this prospectus. See "Selling Stockholders and Plan of Distribution." Our common stock is listed on the Nasdaq SmallCap Market System under the symbol "PRFT" and on the Boston Stock Exchange under the symbol "PRF". On July 27, 2000, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $10.00 per share.

         Our common stock being offered through this prospectus may be offered from time to time by the Selling Stockholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. See "Selling Stockholders and Plan of Distribution."

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. PLEASE READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.











                   THE DATE OF THIS PROSPECTUS IS AUGUST 18, 2000

                                     SUMMARY

         YOU SHOULD READ THIS SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES, APPEARING ELSEWHERE IN THIS PROSPECTUS. IN THIS PROSPECTUS, "WE", "US", AND "OUR" REFER TO PERFICIENT, INC. AND ITS SUBSIDIARIES UNLESS THE CONTEXT REQUIRES OTHERWISE.

                                   PERFICIENT

         We provide virtual professional services organizations to Internet software companies.

                               RECENT DEVELOPMENTS

         ACQUISITION OF LOREDATA, INC. On January 3, 2000, we consummated the acquisition by way of merger of LoreData, Inc., a Connecticut corporation, with and into our wholly-owned subsidiary, Perficient Acquisition Corp., a Delaware corporation. Perficient Acquisition Corp. was the surviving corporation to the merger and initially operated under the name, "Perficient LoreData, Inc." Perficient LoreData, Inc. was subsequently merged with and into Perficient, Inc. effective June 5, 2000. LoreData, Inc. was a 17 person Internet professional services firm based in New London, Connecticut. We acquired LoreData for an aggregate purchase price of (i) $385,000 in cash that was paid at closing, (ii) 30,005 shares of our common stock, par value $.001 per share, also paid at closing, and (iii) 131,709 shares of Perficient common stock that are being held in escrow for disposition by the escrow agent in accordance with an Escrow Agreement dated as of January 3, 2000. We utilized proceeds from our initial public offering of common stock to fund the cash portion of the purchase price of LoreData. Perficient LoreData, Inc. has been merged with and into Perficient, Inc. effective as of June 5, 2000.

         PRIVATE PLACEMENT. On February 7, 2000, we completed an $8.1 million private placement of common stock. We intend to use the proceeds from the private placement to further accelerate our previously announced acquisition program, including the cash portion of the purchase price for Compete Inc. and for other corporate purposes. A total of 400,000 shares of common stock were issued and sold by us, resulting in gross proceeds to us of $5.6 million. John
T. McDonald, an officer and director of our company, Bryan R. Menell, an officer of our company, and David S. Lundeen, a director of our company, sold the remaining 180,000 shares of common stock in the private placement. The private placement was priced at $14 per share. Gilford Securities Incorporated acted as placement agent in connection with the private placement. Pursuant to Registration Right Agreements with each of the purchasers, a registration statement covering the shares of common stock sold in the private placement was filed with Securities and Exchange Commission (the "Commission") and declared effective by the Commission as of July 6, 2000.

         ACQUISITION OF COMPETE INC. On May 1, 2000, we consummated the acquisition by way of merger of Compete Inc. ("Compete"), an Illinois corporation, with and into our wholly-owned subsidiary, Perficient Compete, Inc., a Delaware Corporation. Perficient Compete, Inc. is the surviving corporation to the merger and continues its existence under that name. Compete is an internet consulting firm that employs over fifty professionals from four locations in the United States and abroad.

         We acquired Compete for an aggregate purchase price of (i) $3,500,000 in cash, (ii) $2,527,500 in promissory notes to be repaid within six months following the closing, and (iii) approximately 2,200,000 shares of common stock, of which 1,100,000 shares are subject to adjustment or forfeiture and which will be held in escrow for disposition by the escrow agent in accordance with an escrow agreement executed at closing. In addition, options to purchase up to 439,915 shares of Compete common stock were converted into options to purchase up to 393,670 shares of common stock of Perficient.

                                  THE OFFERING

         Shares of common stock offered        169,901

         Use of Proceeds                       We will not be receiving any
                                               proceeds from this offering.
                                               Certain selling stockholders may
                                               wish to offer to sell shares of
                                               our common stock that they
                                               acquired from our company and
                                               certain stockholders in a
                                               private placement of shares of
                                               our common stock.

         Nasdaq SmallCap Market Symbol         "PRFT"

         Boston Stock Exchange Symbol          "PRF"

                          SUMMARY FINANCIAL INFORMATION

The following table summarizes the financial data for our business:

                                                 Year Ended December 31,                   Three Months Ended March 31,
                                         -----------------------------------------   -----------------------------------------
                                                1998                  1999                  1999                  2000
                                         ------------------   -------------------   -------------------   -------------------
                                                                                        (unaudited)           (unaudited)
STATEMENT OF OPERATIONS DATA:
Consulting revenues                                $825,800            $3,154,936              $266,275            $1,820,689
Cost of consulting revenues                         400,977             1,541,389               153,082               937,829
                                         ------------------   -------------------   -------------------   -------------------
Gross margin                                        424,823             1,613,547               113,193               882,860

Selling, general and administrative                 356,863             2,070,042               137,860             1,358,569
Stock compensation                                        0               956,000               899,000                19,000
Intangibles amortization                                  0                     0                     0               194,362
Interest expense (income)                               151                13,380                     0              (110,222)
                                         ------------------   -------------------   -------------------   -------------------
Income (loss) from operations                        67,809            (1,425,875)             (923,667)             (578,849)
                                         ------------------   -------------------   -------------------   -------------------
Income tax benefit (expense)                        (27,581)               20,912                 4,335                     0
                                         ==================   ===================   ===================   ===================
Net income (loss)                                   $40,228           ($1,404,963)            ($919,332)            ($578,849)
                                         ==================   ===================   ===================   ===================

Net loss per share:
  Basic and diluted                                   $0.02                $(0.47)               $(0.37)               $(0.15)
                                         ==================   ===================   ===================   ===================

Shares used in computing basic
net income (loss) per share                       1,750,000             3,000,556             2,500,000             3,931,714
                                         ==================   ===================   ===================   ===================
Shares used in computing diluted                  1,874,000                     -                     -                     -
net income (loss) per share
                                         ==================   ===================   ===================   ===================

         The following table summarizes our balance sheet at December 31, 1999 and at March 31, 2000:

                                                               DECEMBER 31,        MARCH 31,
                                                               ------------        ---------
                                                                  1999               2000
                                                                  ----               ----
BALANCE SHEET DATA:
   Working capital....................................          $6,171,264        $10,397,097
   Total assets.......................................           6,616,417         13,887,729
   Total liabilities..................................             364,326            867,669
   Total stockholders' equity.........................           6,252,091        $13,020,060

-----------

                                   OUR OFFICES

         Our principal executive offices are located at 7600-B North Capital of Texas Highway, Suite 340, Austin, Texas 78731, and our telephone number is
  (512) 531-6000. Our Internet address is WWW.PERFICIENT.COM. THE INFORMATION ON OUR WEB SITE IS NOT INCORPORATED BY REFERENCE INTO, AND DOES NOT CONSTITUTE PART OF, THIS PROSPECTUS.

                                   TRADEMARKS

         The name "Perficient" and the Perficient logo are our trademarks. All other trademarks, trade names or service marks appearing in this prospectus belong to other companies.

                                  RISK FACTORS

         An investment in shares of our common stock involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. Prospective investors, prior to making an investment decision, should consider carefully, in addition to the other information contained in this Prospectus and the documents and filings incorporated by reference into this Prospectus (including financial statements and notes thereto), the following factors. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

         In addition to considering risks that are inherent to our business, prospective investors should also consider carefully additional risks that are associated with our acquisition by way of merger of Compete Inc. ("Compete"), an Illinois corporation (the "Merger") that was completed on May 1, 2000. Compete was merged with and into Perficient Compete, Inc., which is the surviving corporation to the merger. Compete is an internet consulting firm that employs over fifty professionals from four locations in the United States and abroad.

RISKS PARTICULAR TO OUR BUSINESS

WE HAVE LOST MONEY DURING MOST OF THE QUARTERS DURING WHICH WE HAVE BEEN IN BUSINESS AND WE EXPECT TO LOSE MONEY IN THE FUTURE.

    We have incurred operating losses in most of the quarters during which we have been in business and as a result, we have a retained deficit of $1,955,653 as of March 31, 2000. As a result of the acquisitions that we recently completed, we recorded a substantial amount of goodwill. We will be required to amortize the goodwill in the future, which will result in the recognition of significant non-cash expenses over the next three years. We cannot assure you of any operating results and we will likely experience large variations in quarterly operating results. We will be required to amortize in excess of $4,500,000 in goodwill per quarter over the next three years. In future quarters, our operating results may not meet public market analysts' and investors' expectations. If that happens, the price of our common stock may fall. Many factors can cause these fluctuations, including:

    - the number, size, timing and scope of our projects;

    - customer concentration;

    - long and unpredictable sales cycles;

    - contract terms of projects;

    - degrees of completion of projects;

    - project delays or cancellations;

    - competition for and utilization of employees;

    - how well we estimate the resources we need to complete projects;

    - the integration of acquired businesses;

    - pricing changes in the industry; and

    - economic conditions specific to the Internet and information technology consulting.

         We expect to incur net losses at least through the end of 2000. We plan to increase our expenditure on sales and marketing, infrastructure development, personnel and general and administrative in connection with our efforts to expand our business. As a result, we will need to generate significant revenues to achieve profitability. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. Although our revenues have grown in recent quarters, you should not view our historical growth rates as indicative of our future revenues.

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

         We began our business in September 1997. We only began providing services on any significant basis in mid-1998 and primarily to only one partner. As a result, we have a limited operating history upon which you may evaluate our business and prospects. Companies in an early stage of development frequently encounter greater risks and unexpected expenses and difficulties. As a result, we cannot assure you of any operating results and we will likely experience large variations in quarterly operating results.

WE MAY NOT GROW, OR WE MAY BE UNABLE TO MANAGE OUR GROWTH.

         Our success will depend on our ability to rapidly expand the number of partners and teams of information technology professionals. However, we may not grow as planned or at all. Many of our current and potential competitors have longer operating histories, more established reputations and potential partner relationships and greater financial, technical, industry and marketing resources than we do. If we do not experience substantial growth, this would place us at a disadvantage to our competitors. However, if we do grow, our growth will place significant strains on our management personnel and other resources. For example, it will be difficult to manage information technology professionals who will be widely dispersed around the country. If we are unable to manage our growth effectively, this inability will adversely affect the quality of our services and our ability to retain key personnel, and could harm our business.

THE LOSS OF SALES TO VIGNETTE CORPORATION WOULD SERIOUSLY HARM OUR BUSINESS.

         Vignette Corporation accounted for 96% of our revenue during 1999 and 79% of our revenue during the three months ended March 31, 2000. Any termination of our relationship with Vignette would have a material adverse effect on our operating results and financial condition. Vignette only retains our services on a case-by-case basis and may choose at any time to use any other firm or to provide the services that we performs for itself. Therefore, any downturn in Vignette's business or any shift in its decisions to continue to use our services could also result in substantially reduced sales by us.

OUR PARTNERS ARE NOT OBLIGATED TO USE OUR SERVICES.

         Our contracts with our partners do not obligate them to use our services. A partner may choose at any time to use another consulting firm or to perform the services we provide through an internal services organization. Any termination of a relationship with a partner, or a partner's decision to employ other consulting firms or perform services in-house, could seriously harm our business.

WE MAY ALIGN OURSELF WITH PARTNERS THAT FAIL.

         In selecting our partners, we seek to identify Internet software companies that we believe will develop into market leaders. However, our partners compete in new and rapidly changing markets. In certain of these markets, only a few companies will survive. If we align ourselves with companies that fail to become market leaders, our business may suffer because our partners will not have significant demand for our services. We invest substantial resources to train our information technology professionals regarding the use and features of our partners' software, and we will lose this investment if our partners fail.

WE HAVE AGREED NOT TO PERFORM SERVICES FOR COMPETITORS OF OUR PARTNERS, WHICH LIMITS OUR POTENTIAL MARKET.

         We have generally agreed with our partners not to perform services for their competitors. These non-compete agreements substantially reduce the number of our prospective partners. In addition, these agreements increase the importance of our partner selection process, because many of our partners compete in markets where only a limited number of companies gain significant market share. If we agree not to perform services for a particular partner's competitors and our partner fails to gain meaningful market share, we are unlikely to receive future material revenues in that particular market.

OUR MANAGEMENT TEAM MAY NOT BE ABLE TO WORK TOGETHER EFFECTIVELY TO IMPLEMENT OUR BUSINESS PLAN.

         We have recently hired many of our current executive officers to establish a team to manage our operations. These newly hired officers include our Chief Executive Officer, hired in April 1999, our Chief Financial Officer, hired in April 1999, our Vice President and Senior Managing Director of Business Development, hired in May 1999, and our Chief Operating

Officer hired in May 2000 in connection with our acquisition of Compete. These individuals have not worked together previously and are in the process of integrating as a management team. Their failure to work together effectively would seriously harm our ability to carry out our business plan.

WE MAY NOT BE ABLE TO ATTRACT AND RETAIN INFORMATION TECHNOLOGY PROFESSIONALS, WHICH COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY.

         Our business is labor intensive. Accordingly, our success depends in large part upon our ability to attract, train, retain, motivate and manage highly skilled information technology professionals. Because of the recent rapid growth of the Internet, individuals who can perform the services we offer are scarce and are likely to remain a limited resource for the foreseeable future. Furthermore, there is a high rate of attrition among such personnel. Any inability to attract, train and retain highly skilled information technology professionals would impair our ability to adequately manage and staff our existing projects and to bid for or obtain new projects, which in turn would adversely affect our operating results.

OUR SUCCESS WILL DEPEND ON RETAINING OUR SENIOR MANAGEMENT TEAM AND KEY TECHNICAL PERSONNEL.

         We believe that our success will depend on retaining our senior management team, key technical personnel and our Chief Executive Officer, John
T. McDonald. This dependence is particularly important in our business, because personal relationships are a critical element of obtaining and maintaining our partners. If any of these people stop working for us, our level of management, technical, marketing and sales expertise could significantly diminish. These people would be difficult to replace, and losing them could seriously harm our business. We currently maintain key-man life insurance on the life of Mr. McDonald.

OUR QUARTERLY OPERATING RESULTS WILL BE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO FLUCTUATE.

         Our quarterly revenue, expenses and operating results have varied significantly in the past and are likely to vary significantly in the future. These quarterly fluctuations have been and will continue to be based on a number of factors, including:

    - The number and types of projects that we undertake;

    - Our ability to attract, train and retain skilled management and information technology professionals;

    - Our employee utilization rates, including our ability to transition our information technology professionals from one project to another;

    - Changes in our pricing policies;

    - Our ability to manage costs; and

    - Costs related to acquisitions of other businesses.

    In addition, many factors affecting our operating results are outside of our control, such as:

    - Demand for Internet software;

    - End-user customer budget cycles;

    - Changes in end-user customers' desire for our partners' products and our services;

    - Pricing changes in our industry;

    - Government regulation and legal developments regarding the use of the Internet; and

    - General economic conditions.

         Although we have limited historical financial data, we expect that we will experience seasonal fluctuations in revenues. We expect that revenues in the quarter ending December 31 will typically be lower than in other quarters because there are fewer billable days in this quarter due to vacations and holidays. This seasonal trend may materially affect our quarter-to-quarter operating results.

WE FACE RISKS ASSOCIATED WITH FINDING AND INTEGRATING ACQUISITIONS.

         Our success will depend in part on our ability to identify suitable acquisition candidates, acquire those companies on acceptable terms and integrate their operations successfully. Acquisitions would involve a number of potential additional risks, including:

    - Adverse effects on operating results from increased goodwill amortization, acquired in-process research and development, stock compensation expense and increased compensation expense attributable to newly hired employees;

    - Diversion of management attention from other aspects of our business;

    - Failure to retain acquired personnel;

    - Harm to our reputation if an acquired company performs poorly; and

    - Assumption of liabilities of acquired companies, including potentially hidden liabilities.

RISKS RELATING TO OUR INDUSTRY

WE FOCUS SOLELY ON COMPANIES IN THE MARKET FOR INTERNET SOFTWARE AND COULD BE HARMED BY ANY DOWNTURN IN THIS INDUSTRY.

         Our business is dependent upon continued growth in the use of the Internet to fuel the growth in the amount of Internet software sold by our partners and prospective partners and used by their end-user customers. If use of the Internet does not continue to grow, or grows more slowly than expected, our growth would decline and our business would be seriously harmed. Any downturn in the market for Internet software would harm our business, financial condition and operating results.

OUR BUSINESS WILL SUFFER IF WE DO NOT KEEP UP WITH RAPID TECHNOLOGICAL CHANGE, EVOLVING INDUSTRY STANDARDS OR CHANGING PARTNER REQUIREMENTS.

         Rapidly changing technology, evolving industry standards and changing partner needs are common in the Internet professional services market. Accordingly, our future success will depend, in part, on our ability to:

    - effectively use leading technologies;

    - continue to develop our strategic and technical expertise;

    - enhance our current services;

    - develop new services that meet changing partner and end-user customer needs;

    - advertise and market our services; and

    - influence and respond to emerging industry standards and other technological changes.

         We must accomplish all of these tasks in a timely and cost-effective manner. We might not succeed in effectively doing any of these tasks, and our failure to succeed could have a material and adverse effect on our business, financial condition or results of operations.

OUR MARKET IS HIGHLY COMPETITIVE AND HAS LOW BARRIERS TO ENTRY.

         The market for services to Internet software companies is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. In addition, there are relatively low barriers to entry into this market. Many of our current and potential competitors have longer operating histories, more established reputations and potential partner relationships and greater financial, technical, industry and marketing resources than we do. This may place us at a disadvantage to our competitors.

RISKS RELATING TO OWNERSHIP OF OUR STOCK

WE ARE, AND WILL CONTINUE TO BE, CONTROLLED BY OUR OFFICERS AND DIRECTORS, WHICH COULD RESULT IN US TAKING ACTIONS THAT OTHER STOCKHOLDERS DO NOT APPROVE.

         Our executive officers, directors and existing 5% and greater stockholders beneficially own or control approximately 65.8% of the voting power of our common stock. These persons, if they were to act together, are in a position to elect and remove directors and control the outcome of most matters submitted to stockholders for a vote. Additionally, these persons are able to significantly influence any proposed amendment to our charter, a merger proposal, a proposed sale of assets or other major corporate transaction or a non-negotiated takeover attempt. This concentration of ownership may discourage a potential acquirer from making an offer to buy us, which, in turn, could adversely affect the market price of our common stock.

IT MAY BE DIFFICULT FOR ANOTHER COMPANY TO ACQUIRE US, AND THIS COULD DEPRESS OUR STOCK PRICE.

         Provisions of our certificate of incorporation, bylaws and Delaware law could make it difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE ON SATISFACTORY TERMS.

         We anticipate that the net proceeds of our initial public offering completed in August 1999 and the additional funds received in February 2000 will be sufficient to fund our operations and capital requirements for at least twelve (12) months from the date of this prospectus. After that, we may need to raise additional funds. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:

    - open new offices;

    - hire, train and retain employees;

    - respond to competitive pressures or unanticipated requirements; or

    - pursue acquisition opportunities.

OUR COMMON STOCK COULD BE DELISTED FROM THE NASDAQ SMALLCAP MARKET AND THE BOSTON STOCK EXCHANGE, WHICH WOULD MAKE TRADING IN OUR STOCK MORE DIFFICULT.

         Our shares are listed on the Nasdaq SmallCap Market and the Boston Stock Exchange. However, our shares could be subsequently delisted, which would force us to list our shares on the OTC Bulletin Board or some other quotation medium, such as "pink sheets," depending upon our ability to meet the specific listing requirements of those quotation systems. As a result, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our shares. Delisting may also reduce the visibility, liquidity and price of our common stock.

         If our common stock is delisted from the Nasdaq SmallCap Market and does not trade on another national securities exchange, we may become subject to "penny stock" regulations that impose additional sales practice disclosure and market making requirements on broker-dealers who sell or make a market in our stock. In such instance, the rules of the Securities and Exchange Commission would generally define "penny stock" to be common stock that has a market price of less than $5.00 per share. If our stock becomes subject to penny stock regulations, it would adversely affect the ability and willingness of broker-dealers who sell or make a market in our common stock and of investors to sell our stock in the secondary market.

RISKS PARTICULAR TO THE RECENT ACQUISITION OF COMPETE

COMPETE IS DEPENDENT UPON A CONTINUING RELATIONSHIP WITH IBM AND A LIMITED NUMBER OF CLIENTS.

         Compete has developed an important relationship with IBM. Substantially all of its consulting projects involve IBM-based systems and technologies. IBM accounted for 33% of Compete's revenue during 1998 and 12% of its revenue during 1999. Any termination of the relationship with IBM would have a material adverse effect on our operating results and financial condition. IBM only retains the services offered by Compete on a case-by-case basis and may choose at any time to use any other firm or to provide the services that Compete performs for itself. Therefore, any downturn in IBM's business or any shift in its decisions to continue to use the services offered by Compete could also result in substantially reduced sales by us. During 1999, approximately 59% of Compete's sales were derived from services provided to three customers (including IBM). Although Compete generally provides services on a project-to-project basis, any losses of the relationships with any of these three service providers would have a material adverse effect on Compete's results of operations.

WE MAY HAVE DIFFICULTY INTEGRATING THE BUSINESS OF COMPETE INTO OUR EXISTING OPERATIONS.

         The acquisition of Compete involved the integration of two companies that have previously operated independently, with focuses on different geographical markets and software products utilizing different personnel. We cannot assure you that we will be able to integrate the operations of Compete without encountering difficulties or experiencing the loss of key Compete employees, customers or suppliers, or that the benefits expected from such integration will be realized. In addition, we cannot assure you that the management teams of Perficient and Compete will be able to satisfactorily work with one another.

FORMER COMPETE STOCKHOLDERS MAY BE ABLE TO SIGNIFICANTLY INFLUENCE US FOLLOWING THE MERGER.

         The substantial ownership of our common stock by Compete's current stockholders after the Merger provides them with the ability to exercise substantial influence in the election of directors and other matters submitted for approval by Perficient's stockholders. As a result of the Merger, the beneficial ownership of our common stock by the nine Compete stockholders and holders of options to purchase shares of Compete common stock that have vested ("Vested Option Holders"), including those who will become directors and/or executive officers of Perficient represents approximately 35.1% of the outstanding shares of Perficient. This concentration of ownership of our common stock may make it difficult for other Perficient stockholders to successfully approve or defeat matters which may be submitted for action by our stockholders. It may also have the effect of delaying, deterring or preventing a change in control of our Company without the vote of the Compete stockholders. In addition, sales of our common stock by the Compete stockholders to a third party may result in a change of control of our Company.

WE MAY LOSE RIGHTS UNDER CONTRACT WITH CUSTOMERS AND OTHER THIRD PARTIES AS A RESULT OF THE MERGER.

         Perficient and Compete each have contracts with suppliers, customers, licensors, licensees and other business partners. Many of these contracts are for a short term or can be terminated following a short notice period. A loss of any of these contracts would reduce our revenues and may, in the case of some contracts, affect rights that are important to the operation of our business.

WE WILL FACE ADVERSE ACCOUNTING CONSEQUENCES BECAUSE OF THIS MERGER.

         The Merger will be accounted for under the purchase method of accounting. Compete's assets will be recognized at their fair value and any excess of the purchase price over such fair value, other than amounts charged to in-process research and development costs, if any, will be recognized as goodwill on Perficient's balance sheet. The goodwill will be amortized as an expense over its anticipated useful life. Since the amount of goodwill will be substantial, the application of purchase accounting treatment could materially adversely affect the combined company's financial results throughout the amortization period.


SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains many forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may", "will", "expect", "anticipate", "believe", "estimate", and "continue" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future operating results or of our financial condition or state other "forward-looking" information.

         We believe that it is important to communicate our future expectations to our investors. However, we may be unable to accurately predict or control events in the future. The factors listed in the section captioned "Risk Factors" as well as any other cautionary language in this Prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could seriously harm our business.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the Selling Stockholders. The principal reason for this offering is to allow for the resale of the shares currently held by the Selling Stockholders that were acquired from our company and certain stockholders in a private placement of shares of our common stock.

                  SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

         An aggregate of 169,901 shares of our common stock may be offered and sold pursuant to this prospectus by the Selling Stockholders. Of the 169,901 shares of common stock being offered, 32,343 shares were acquired by one of the Selling Stockholders in connection with our acquisition of LoreData, Inc., a Connecticut corporation ("LoreData") on January 3, 2000. We acquired LoreData for an aggregate purchase price of (i) $385,000 cash that was paid at closing, and (ii) 161,714 shares of Perficient common stock, par value $.001, of which 30,005 shares were paid at closing and 131,709 shares are being held in escrow for disposition by the escrow agent in accordance with an Escrow Agreement dated January 3, 2000.

         In connection with the LoreData acquisition, we also entered into a Registration Rights Agreement with the sole shareholder of LoreData, pursuant to which we agreed to file a registration statement with the Securities and Exchange Commission by August 3, 2000, covering twenty (20%) percent (32,343 shares) of the shares issued in connection with the acquisition of LoreData. This Selling Stockholder is now employed by us and has an address in care of our principal executive offices.

         Gilford Securities Incorporated, as representative for our initial public offering was granted five-year warrants to purchase 100,000 shares of common stock. The representative's warrants are exercisable for a period of four years commencing July 30, 2000 at a price equal to $12.00 per share. The representative's warrants grant to the holders of the warrants and to the holders of the underlying securities the right to register the securities underlying the representative's warrants. In addition, in connection with our private placement of common stock completed on January 27, 2000, we granted Gilford a warrant to purchase 25,000 shares of our common stock at an exercise price of $21.00 per share. In connection therewith, we agreed to register the shares under certain conditions and to indemnify them against certain liabilities, including certain liabilities under Federal and State securities laws. All of the above warrants warrants contain anti-dilution provisions providing for adjustments of the number of shares of common stock issuable on exercise and the exercise price upon the occurrence of some events, including stock dividends, stock splits, acquisitions and recapitalization

         The remaining 12,558 shares of common stock being offered pursuant to this Prospectus were acquired by the other Selling Stockholder in connection with our acquisition of Compete Inc., an Illinois corporation ("Compete") on May 1, 2000. These shares were issued to the Selling Stockholder, pursuant to a letter agreement dated November 15, 1999, (the "Letter Agreement") as partial compensation for services rendered in assisting us identify Compete as an acquisition target. Pursuant to the Letter Agreement, we are obligated to issue up to a maximum of 5,500 of additional shares to this Selling Stockholder on April 30, 2001. Currently, this Selling Stockholder has no relationship to us other than as a security holder and has an address in care of our principal executive offices.

         The following table sets forth certain information as of July 28, 2000 regarding the sale by the Selling Stockholders of 169,901 shares of common stock in this offering.


                                                 Beneficial                                                    Shares
                                                Ownership of                                                Beneficially
                                              Shares of Common                                                 Owned
                                                 Stock Prior               Shares to be Sold                 After the
Selling Stockholder                              to Sale(1)                 in the Offering                 Offering(2)
-------------------                              ----------                 ---------------                 -----------
John Gillespie                                     161,714                        32,343                       129,371
Ryan Kuhn                                           12,558                        12,558                             0
Gilford Securities Incorporated                    125,000                       125,000                             0




(1) Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed outstanding. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect the shares beneficially owned by them.

(2) Assumes all of the shares of common stock offered hereby are sold by the Selling Stockholders.

         Mr. Gillespie is currently employed by us. Mr. Kuhn, however, has no relationship to our company other than as a security holder. Gilford Securities Incorporated acted as representative of the underwriters in connection with our initial public offering and as placement agent for our private placement of securities completed in February 2000.

         The common stock held by the selling stockholders may be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The selling stockholders will act independently of our company in making decisions with respect to the timing, manner and size of each sale. The shares offered hereby may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the selling stockholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales.

         The selling stockholders may also pledge shares of common stock as collateral for margin accounts and such shares could be resold pursuant to the terms of such accounts. We have been advised by the selling stockholders that they have not made any arrangements relating to the distribution of the shares covered by this prospectus.

         We have agreed indemnify the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act, the Exchange Act, or any rules or regulations promulgated thereunder. Additionally, we will pay the expenses, estimated to be approximately $20,000, in connection with this offering, other than transfer taxes, discounts, commissions, fees or expenses of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the common stock, or legal expenses of any person other than our company and the Selling Stockholders.

         In addition, any shares covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

                                  LEGAL MATTERS

         The validity of the common stock offered by this Prospectus will be passed upon by Gibbons, Del Deo, Dolan, Griffinger & Vecchione, P.C.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited the financial statements of Perficient, Inc., LoreData, Inc., and Compete Inc. at December 31, 1998 and 1999 and for the years ended December 31, 1998 and 1999, as set forth in their reports thereon included therein and incorporated by reference into this prospectus, and are included in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, with respect to us and the common stock offered by this Prospectus, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Additionally, we file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, we are required to file electronic versions of these documents with the Securities and Exchange Commission through its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Securities and Exchange Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission's Web site is http://www.sec.gov.

         You should rely only on the information contained in this prospectus. Perficient, Inc. has not authorized anyone to provide prospective investors with any different or additional information. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date hereof, regardless of the time of the delivery of this prospectus or any sale of these securities.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents that we have filed with the Securities and Exchange Commission are incorporated herein by reference:

(a) (i) Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999; (ii) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000; (iii) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000; (iv) Current Report on Form 8-K for the event dated January 3, 2000; (v) Amendment No. 1 to Current Report on Form 8-K for the event dated January 3, 2000; (vi) Current Report on Form 8-K for the event dated February 7, 2000; (vii) Current Report on Form 8-K for the event dated May 1, 2000;
(viii) Amendment No. 1 to Current Report on Form 8-K for the event dated May 1, 2000; (ix) Definitive Proxy Statement dated April 6, 2000; (x) Definitive Proxy Statement dated June 6, 2000; and (xi) Amendment No. 2 to Current Report on Form 8-K for the event dated May 1, 2000.

(b) The description of our common stock, $.001 par value per share, contained in our Registration Statement on Form SB-2 (File No. 333-35948) filed April 28, 2000 under the Securities Act of 1933, as amended (the "Securities Act"), Amendment No. 1 to Registration Statement on Form SB-2 (File No. 333-35948) filed on June 23, 2000 under the Securities Act, and our Registration Statement on Form 8-A (File No. 001-15169) filed on July 22, 1999 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof on the date of filing of such documents.

         We will furnish without charge to each person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, except for the exhibits to such documents. Requests should be directed to Mr. John Hinners, Perficient, Inc., 7600-B North Capital of Texas Highway, Suite 340, Austin, Texas, 78731, Telephone No. (512) 531-6000.

================================================================================

         NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OUR COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY AND SECURITY OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.


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                                TABLE OF CONTENTS


                                                               PAGE
SUMMARY                                                          1
RISK FACTORS                                                     5
USE OF PROCEEDS                                                 14
SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION                   14
LEGAL MATTERS                                                   16
EXPERTS                                                         16
WHERE YOU CAN FIND MORE INFORMATION                             16
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE               17





================================================================================

================================================================================


                                169,901 SHARES OF
                                  COMMON STOCK














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                                PERFICIENT, INC.

--------------------------------------------------------------------------------

                                   PROSPECTUS

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                                 AUGUST 18, 2000











================================================================================